UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
           UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
             OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13
                AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                          Commission File No.001-04870

                         TUBOS DE ACERO DE MEXICO, S.A.
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             (Exact name of registrant as specified in its charter)

                             EDIFICIO PARQUE REFORMA
                           CAMPOS ELISEOS 400-17 PISO
                            COL. CHAPULTEPEC POLANCO
                           11560 MEXICO, D.F., MEXICO
                                (52) 555-282-9913
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          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    COMMON STOCK (NO PAR VALUE)
         REPRESENTED BY
    AMERICAN DEPOSITARY SHARES                    AMERICAN STOCK EXCHANGE*
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(Title of each class of securities                 (Name of each exchange
      covered by this Form)                         on which registered)


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* In accordance with the technical requirements of the American Stock Exchange, common stock of Tubos de Acero de Mexico, S.A. is not listed for trading but only in connection with the registration of American Depositary Shares. Each American Depositary Share represents five shares of common stock.

                                      NONE
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           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [_]          Rule 12h-3(b)(1)(ii)    [_]
     Rule 12g-4(a)(1)(ii)   [_]          Rule 12h-3(b)(2)(i)     [X]
     Rule 12g-4(a)(2)(i)    [X]          Rule 12h-3(b)(2)(ii)    [_]
     Rule 12g-4(a)(2)(ii)   [_]          Rule 15d-6              [_]
     Rule 12h-3(b)(1)(i)    [_]

         Approximate number of holders of record as of the certification or notice date: 20

         Pursuant to the requirements of the Securities Exchange Act of 1934 Tubos de Acero de Mexico, S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: November 28, 2003            By: /s/ Cecilia Bilesio
      ------------------               -----------------------------------------
                                    Name:  Cecilia Bilesio
                                    Title: Attorney-in-Fact